Gregory P. Rodgers Direct Dial: 212-906-2918 greg.rodgers@lw.com	53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

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Attention: Ms. Mara L. Ransom	Madrid	Washington, D.C.

Re:                             The Container Store Group, Inc.
Registration Statement on Form S-1
Filed September 30, 2013
File No. 333-191465

Ladies and Gentlemen:

On behalf of our client, The Container Store Group, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 ( “Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), which was initially filed on September 30, 2013 (the “S-1”).

Amendment No. 2 reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Jodi Taylor, the Company’s Chief Financial Officer, dated October 28, 2013.  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. Amendment No. 2 also includes revisions to the Registration Statement to reflect an increased estimated per share price to the public in the Offering of between $17.00 and $18.00 and corresponding revisions to information dependent upon the final offering price per share, including the applicable stock split ratio, which will be approximately 5.7:1, assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range). For your convenience we are also providing five copies of Amendment No. 2, marked to show changes against Amendment No. 1 to the S-1, which was filed on October 21, 2013, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Prospectus summary, page 1

Principal equity holders, page 7

1.              Please disclose in this subsection or under a separate heading in your prospectus summary, any payments that the funds associated with LGP and your directors or executive officers received or will receive in connection with the offering, including Distribution payments and the value of the common stock that the funds associated with LGP and your directors or executive officers will receive in the Exchange. In this regard, we note your statement in your letter dated August 21, 2013, in response to comment 14 from our letter dated August 9, 2013, that you will provide such disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure under “Principal equity holders” to disclose payments that the funds associated with LGP and the Company’s directors or executive officers received or will receive in connection with the offering, including Distribution payments and the value of the common stock that the funds associated with LGP and the Company’s directors or executive officers will receive in the Exchange.

Certain relationships and related party transactions, page 126

2.              Please separately quantify in this section the amount of proceeds from the Distribution that will be received by each person qualifying as a related person under Item 404(a) of Regulation S-K. Please also separately disclose the approximate dollar value of the amount of common stock that each person qualifying as a related person under Item 404(a) of Regulation S-K will receive in the Exchange. In this regard, we note your statement in your letter dated August 21, 3013, in response to comment 33 from our letter dated August 9, 2013, that you will provide such disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure under “Certain relationships and related party transactions” to separately quantify in this section the amount of proceeds from the Distribution that will be received by each person qualifying as a related person under Item 404(a) of Regulation S-K and the approximate dollar value of the amount of common stock that each person qualifying as a related person under Item 404(a) of Regulation S-K will receive in the Exchange.

Description of capital stock, page 133

Common stock, page 133

3.              We note your statement that “[a]s of October 1, 2013, before giving effect to the Exchange and an assumed 6.7:1 stock split, [you] had outstanding . . . 3,320,327 shares of [your] common stock.” However, your disclosure on page 43 and elsewhere indicates that on October 1, 2013, you had 498,049 shares of common stock outstanding. Please revise to clarify whether the figure you cite in this section does give effect to the assumed 6.7:1 stock split.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure under “Common stock” to clarify that on October 1, 2013, before giving effect to the Exchange and an assumed 5.7:1 stock split  (which has been revised from the 6.7:1 stock split assumed in Amendment No. 1 as a result of the increase in the estimated price range reflected in Amendment No. 2), the Company had outstanding 498,049 shares of its common stock.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.   Please do not hesitate to contact me at 212-906-2918 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory P. Rodgers

Gregory P. Rodgers
of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

Jodi Taylor, Chief Financial Officer, The Container Store Group, Inc.

Howard A. Sobel, Esq., Latham & Watkins LLP

Roxane F. Reardon, Esq., Simpson Thacher & Bartlett LLP